# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lions Gate Entertainment Corp., CIK 0000929351
CUSIP: 535919401
Title of class of securities: Class A Voting Shares, no par value
Address of issuer's principal executive offices: 250 Howe Street, 20th Floor, Vancouver, British Columbia Canada (A1), V6C 3R8
Date of event which requires filing of this statement: 01/27/2025
Amends the filing with accession number 0000947871-15-000848
Filed by CIK 0001570585
Persons authorized to receive notices and communications: Bryan H. Hall, Liberty Global Ltd., 1550 Wewatta Street, Suite 1000, Denver, Colorado (CO), 80202, 1-303-220-6600

## Reporting persons
- Liberty Global Ltd. (CIK 0001570585): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: bank loan (BK), working capital (WC); sole voting power 0; shared voting power 4,049,972; sole dispositive power 0; shared dispositive power 4,049,972; aggregate amount beneficially owned 4,049,972 (4.8% of the class); the aggregate amount excludes certain shares
  Comment: The amounts listed above do not include the (A) 20,233,455 Class A Voting Shares, no par value (the "Voting Shares"), of Lions Gate Entertainment Corp. (the "Issuer") held by various funds affiliated with MHR Fund Management LLC ("MHR") and Mark H. Rachesky ("Dr. Rachesky"), or (B) 2,500,000 Voting Shares held by a subsidiary of Warner Bros. Discovery, Inc. (formerly known as Discovery, Inc.) ("Discovery"), of which the reporting persons may be deemed to have beneficial ownership as a result of the Voting and Standstill Agreement. See Items 5 and 6 of this Schedule 13D.
  
  The percentage calculated in Row (11) is based on an aggregate 83,691,063 Voting Shares outstanding as of January 17, 2025, as reported on a Registration Statement on Form S-4 filed by the Issuer on January 27, 2025.
- Liberty Global Ventures Limited (CIK 0001658493): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: bank loan (BK), working capital (WC); sole voting power 0; shared voting power 4,049,972; sole dispositive power 0; shared dispositive power 4,049,972; aggregate amount beneficially owned 4,049,972 (4.8% of the class); the aggregate amount excludes certain shares
  Comment: The amounts listed above do not include the (A) 20,233,455 Voting Shares held by various funds affiliated with MHR and Dr. Rachesky, or (B) 2,500,000 Voting Shares held by a subsidiary of Discovery, of which the reporting persons may be deemed to have beneficial ownership as a result of the Voting and Standstill Agreement. See Items 5 and 6 of this Schedule 13D.
  
  The percentage calculated in Row (11) is based on an aggregate 83,691,063 Voting Shares outstanding as of January 17, 2025, as reported on a Registration Statement on Form S-4 filed by the Issuer on January 27, 2025.
  
  This Amendment No. 9 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on November 20, 2015 (the "Original Schedule 13D") and amended by Amendment No. 1 filed June 30, 2016 ("Amendment No. 1"), Amendment No. 2 filed February 10, 2017 ("Amendment No. 2"), Amendment No. 3 filed September 3, 2019 ("Amendment No. 3"), Amendment No. 4 filed September 6, 2019 ("Amendment No. 4"), Amendment No. 5 filed September 8, 2020 ("Amendment No. 5"), Amendment No. 6 filed September 18, 2020 ("Amendment No. 6"), Amendment No. 7 filed May 15, 2024 ("Amendment No. 7"), and Amendment No. 8 filed January 29, 2025 ("Amendment No. 8"), with respect to the Issuer (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8, the "Schedule 13D"). Capitalized terms used in this Amendment and not otherwise defined have the same meanings ascribed to them in the Schedule 13D. Unless specifically amended hereby, the disclosure set forth in the Schedule 13D remains unchanged.

## Item 1. Security and Issuer
Title of class of securities: Class A Voting Shares, no par value
Name of issuer: Lions Gate Entertainment Corp.
Address of issuer's principal executive offices: 250 Howe Street, 20th Floor, Vancouver, British Columbia Canada (A1), V6C 3R8

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented to include the following correction:

Upon consummation of the Separation Transactions, Bruce Mann will be the initial designee of Liberty Global on the Starz Board.

## Signatures
- Liberty Global Ltd.: /s/ Bryan H. Hall, Bryan H. Hall / Executive Vice President, General Counsel and Secretary (01/29/2025)
- Liberty Global Ventures Limited: /s/ Jeremy Evans, Jeremy Evans / Director (01/29/2025)